File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

AMENDED REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 827, Tranche No. 06

U.S.$100,000,000 Floating Rate Notes due April 12, 2027, as from January 20, 2023 to be consolidated and form a single series with each of the Bank’s U.S.$1,000,000,000 Floating Rate Notes due April 12, 2027 issued on April 12, 2022 (Series No. 827, Tranche No. 01), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on May 17, 2022 (Series No. 827, Tranche No. 02), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on May 24, 2022 (Series No. 827, Tranche No. 03), the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on November 10, 2022 (Series No. 827, Tranche No. 04), and the Bank’s U.S.$100,000,000 Floating Rate Notes due April 12, 2027 issued on November 16, 2022 (Series No. 827, Tranche No. 05)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 16, 2024

File No. 83-1

Regulation IA

Rule 3

This Amended Report to amend the current Report on Form DSTRBRPT filed by the Bank on January 18, 2023 (the “Original DSTRBRPT”), is filed to amend and restate the Pricing Supplement (Exhibit B to the Original DSTRBRPT) to add the “Use of Proceeds” disclosure as a new, third subsection within the “Additional Information Regarding the Notes” section, and to file a copy of the amended and restated Pricing Supplement, attached to this Amended Report as Exhibit B.